Exhibit 99.1

GasLog Partners LP Announces Closing Of The Methane Becki Anne Acquisition From GasLog Ltd.

MONACO — November 14, 2018 — GasLog Partners LP (NYSE:GLOP) (“GasLog Partners” or the “Partnership”) and GasLog Ltd. (NYSE:GLOG) (“GasLog”) announced today the closing of the Partnership’s acquisition from GasLog of 100% of the shares in the entity that owns and charters the Methane Becki Anne.

The Methane Becki Anne is a 170,000 cubic meter (“cbm”) tri-fuel diesel electric liquefied natural gas (“LNG”) carrier built in 2010. The vessel is currently on a multi-year time charter with a subsidiary of Royal Dutch Shell plc (“Shell”) through March 2024. Shell has a unilateral option to extend the term of the time charter for a period of either three or five years.

Contacts:

Alastair Maxwell

Chief Financial Officer

Phone: +44 203-388-3105

Phil Corbett

Head of Investor Relations

Phone: +44 203-388-3116

Joseph Nelson

Deputy Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogmlp.com

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under multi-year charters. GasLog Partners’ fleet consists of 14 LNG carriers with an average carrying capacity of approximately 157,000 cbm. GasLog Partners’ principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog Partners’ website at http://www.gaslogmlp.com.

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated owned fleet consists of 32 LNG carriers (25 ships on the water and seven on order). GasLog also has an additional LNG carrier which was sold to a subsidiary of Mitsui Co. Ltd. and leased back under a long-term bareboat charter. GasLog’s consolidated fleet includes 14 LNG carriers in operation owned by GasLog’s subsidiary, GasLog Partners. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog’s website at http://www.gaslogltd.com.